                                 146,000 SHARES

                                     [Logo]

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

                                  COMMON STOCK


This Prospectus relates to the resale by certain individuals (the "Selling Stockholders") of an aggregate of 146,000 shares of Common Stock, par value $.03 per share (the "Shares"), of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"), purchased or purchasable by the Selling Stockholders upon the exercise of options previously granted to them under the Company's 1985 Incentive Stock Option Plan. The Shares may be sold from time to time by the Selling Stockholders on the open market at prevailing market prices, in negotiated transactions or otherwise. See "Selling Stockholders" and "Plan of Distribution."

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RMCF." On January 4, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $11.81 per share.

SEE "RISK FACTORS," BEGINNING ON PAGE 3 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company will not receive any of the proceeds of sales of the Shares by the Selling Stockholders. The Company will pay all expenses of registering the offering of the Shares under the Securities Act of 1933. All other expenses, including any brokerage fees or commissions and transfer taxes, will be borne by the Selling Stockholders.

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                 The date of this Prospectus is January 5, 1996.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-8 (Registration No. 33-63177) under the Securities Act of 1933 with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, of which this Prospectus is a part, together with such exhibits and schedules, may be obtained from the Commission's principal office in Washington, D.C., upon payment of the charges prescribed therefor by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's following Regional Offices: Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60604 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies may be directed to Loresa McCoy, Secretary, Rocky Mountain Chocolate Factory, Inc., 265 Turner Drive, Durango, Colorado 81301, telephone number (970) 259-0554.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission are incorporated by reference in this Registration
Statement:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995;

     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended May 31, 1995 and August 31, 1995; and

     (c) The description of the Common Stock contained in the Registration Statement on Form 8-A of the Company heretofore filed by the Company with the Commission, including any amendment or report filed for the purpose of updating such description.

     In addition, all documents filed by the Company with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. IN DECIDING WHETHER TO PURCHASE SHARES OF COMMON STOCK OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE FOLLOWING FACTORS THAT MAY AFFECT THE COMPANY'S CURRENT OPERATIONS AND FUTURE PROSPECTS.

FLUCTUATIONS IN COST AND AVAILABILITY OF INGREDIENTS

     Several of the principal ingredients used in the Company's products, including chocolate and nuts, are subject to significant price fluctuations. Although cocoa beans, the primary raw material used in the production of chocolate, are grown commercially in Africa, Brazil and several other countries around the world, cocoa beans are traded in the commodities market, and their supply and price are therefore subject to volatility. The Company believes its principal chocolate supplier purchases most of its beans at negotiated prices from African growers, often at a premium to commodity prices. Although the price of chocolate has been relatively stable in recent years, the supply and price of cocoa beans, and in turn of chocolate, are affected by many factors, including monetary fluctuations and economic, political and weather conditions in countries in which cocoa beans are grown. The Company purchases most of its nut meats from domestic suppliers who procure their products from growers around the world. The price and supply of nuts are also affected by many factors, including weather conditions in the various regions in which the nuts used by the Company are grown. Although the Company often enters into purchase contracts for these products, significant or prolonged increases in the prices of chocolate or of one or more types of nuts, or the unavailability of adequate supplies of chocolate or nuts of the quality sought by the Company, could have a material adverse effect on the Company and its results of operations.

LOCATION DEPENDENCY

     The Company's expansion plans are critically dependent on the Company's ability to obtain suitable sites at reasonable occupancy costs for its franchised and Company-owned stores in the factory outlet, tourist and regional mall environments that constitute its primary location targets. There is no assurance that the Company will be able to obtain suitable locations in these environments at a cost that will allow stores to be economically viable.

RELIANCE ON FRANCHISEES

     The continued growth and success of the Company is dependent in part upon its ability to attract, retain and contract with qualified franchisees and the ability of those franchisees to operate their stores successfully and to promote and develop the Rocky Mountain Chocolate Factory store concept and its reputation for an enjoyable in-store experience and product quality. Although the Company has established criteria to evaluate prospective franchisees and has been successful in attracting franchisees, there can be no assurance that franchisees will be able to operate successfully Rocky Mountain Chocolate Factory stores in their franchise areas in a manner consistent with the Company's concepts and standards.

RAPID EXPANSION; MANAGEMENT OF GROWTH

     The number of franchised and Company-owned stores has more than doubled since the end of fiscal 1992. The Company intends to open at least 17 Company-owned stores and between 25 and 30 franchised stores in fiscal 1996. The Company is subject to a variety of business risks generally associated with rapidly growing companies, such as the inability to control costs and achieve continued profitability during a period of aggressive growth. The Company's future store expansion will also depend upon a number of factors including, among others, the cost and availability of suitable sites, the implementation of enhanced operational and financial systems, the employment and training of additional management, store staff and other personnel, the negotiation of acceptable lease and financing terms, its ability to attract franchisees and the cost-effective and timely opening of stores. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. Also, there can be no assurance that the Company will be able to open its planned stores in a timely or cost-effective manner, if at all.

GOVERNMENT REGULATION

     The Company is subject to regulation by the Federal Trade Commission and must comply with certain state laws governing the offer, sale and termination of franchises and the refusal to renew franchises. Many state laws also regulate substantive aspects of the franchisor-franchisee relationship by, for example, requiring the franchisor to deal with its franchisees in good faith, prohibiting interference with the right of free association among franchisees and regulating discrimination among franchisees in charges, royalties or fees. Franchise laws continue to develop and change, and changes in such laws could impose additional costs and burdens on franchisors. The Company's failure to obtain approvals to sell franchises and the adoption of new franchise laws, or changes in existing laws, could have a material adverse effect on the Company and its results of operations.

     Each of the Company-owned and franchised stores is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies in the state or municipality where located. Difficulties or failures in obtaining required licenses or approvals from such agencies could delay or prevent the opening of a new store. The Company and its franchisees are also subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Because a significant number of the Company's employees are paid at rates related to the federal minimum wage, increases in the minimum wage would increase the Company's labor costs. The failure to obtain required licenses or approvals, or an increase in the minimum wage rate, employee benefits costs (including costs associated with mandated health insurance coverage) or other costs associated with employees, could have a material adverse effect on the Company and its results of operations.

     Companies engaged in the manufacturing, packaging and distribution of food products are subject to extensive regulation by various governmental agencies. A finding of a failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of all or a portion of the Company's facilities for an indeterminate period of time, and could have a material adverse effect on the Company and its results of operations.

COMPETITION

     The retailing of confectionery products is highly competitive. The Company and its franchisees compete with numerous businesses that offer confectionery products. Many of these competitors have greater name recognition and financial, marketing and other resources than the Company. In addition, there is intense competition among retailers for real estate sites, store personnel and qualified franchisees. Competitive market conditions could have a material adverse effect on the Company and its results of operations and its ability to expand successfully.

CONSUMER TASTES AND PREFERENCES

     The sale of the Company's products is affected by changes in consumer tastes and eating habits, including views regarding consumption of chocolate. Numerous other factors that the Company cannot control, such as economic conditions, demographic trends, traffic patterns and weather conditions, influence the sale of the Company's products. Changes in any of these factors could have a material adverse effect on the Company and its results of operations.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's success is highly dependent on the skills, experience and efforts of its senior management. The loss of the services of one or more members of its senior management could have a material adverse effect on the Company and its plans for growth. The Company is the beneficiary of key man life insurance in the amount of $1,000,000 on the life of Franklin E. Crail, the Company's Chairman of the Board and President; however, there can be no assurance that such insurance would be adequate to compensate the Company for the loss of Mr. Crail's services. The Company has not entered into employment agreements with any member of its senior management.

CONTROL BY EXISTING STOCKHOLDERS

     Coronet Insurance Company ("Coronet") and Mr. Crail currently own 28.5% and 9.8%, respectively, of the outstanding Common Stock of the Company. Coronet and Mr. Crail are likely to have the ability to control the election of the Company's Board of Directors and, therefore, to control the Company and its business and affairs, and in some circumstances could prevent the approval of proposals submitted by other stockholders.

CHANGE IN PRODUCT MIX

     The Company believes that approximately 50% of franchised stores' revenues are generated by sales of products manufactured by and purchased from the Company, 30% by sales of products made in the stores with ingredients purchased from the Company or approved suppliers and 20% by sales of products purchased from approved suppliers for resale in the stores. Franchisees' sales of products manufactured by the Company generate higher revenues to the Company than sales of store-made or other products. A significant decrease in the amount of products franchisees purchase from the Company, therefore, could adversely affect the Company's total revenues and results of operations. Such a decrease could result from franchisees' decisions to sell more store-made products or products purchased from third party suppliers.

IMPACT OF INFLATION

     Inflationary factors such as increases in the costs of ingredients and labor directly affect the Company's operations. Most of the Company's leases provide for cost-of-living adjustments and require it to pay taxes, insurance and maintenance expenses, all of which are subject to inflation. Additionally, the Company's future lease costs for new facilities may reflect potentially escalating costs of real estate and construction. There is no assurance that the Company will be able to pass on its increased costs to its customers.

FLUCTUATIONS OF QUARTERLY RESULTS

     The Company's sales and earnings are seasonal, with significantly higher sales and earnings occurring during the Christmas and summer vacation seasons than at other times of the year, which causes fluctuations in the Company's quarterly results of operations. In addition, quarterly results have been, and in the future are likely to be, affected by the timing of new store openings and the sale of franchises. Because of the seasonality of the Company's business and the impact of new store openings and sales of franchises, results for any quarter are not necessarily indicative of the results that may be achieved in other quarters or for a full fiscal year.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock of the Company in the public market could adversely affect the market price for the Common Stock. The Company has outstanding 3,015,149 shares of Common Stock (not including 240,000 shares issuable upon the exercise of options under the Company's stock option plans, of which options covering 195,000 shares are currently exercisable). In connection with a recently completed public offering of the Company's Common Stock, Coronet and the executive officers and directors of the Company, who in the aggregate beneficially own 1,317,122 shares of Common Stock, have agreed not to sell any Common Stock without the prior written consent of the underwriter for a period of 180 days beginning September 15, 1995. Upon expiration of such restrictions, Coronet and the executive officers and directors of the Company will be free to sell the shares beneficially owned by them, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, Coronet, which owns 858,757 shares of Common Stock, has the right to demand that the Company file further registration statements under the Securities Act covering the sale of all or any part of its Common Stock holdings.

                                   THE COMPANY

     Rocky Mountain Chocolate Factory, Inc. is a leading developer, franchisor and operator of retail chocolate stores. The Company manufactures an extensive line of premium chocolate candies and other confectionery products from its own proprietary recipes for sale at its franchised and Company-owned stores. As of December 31, 1995, there were 192 Rocky Mountain Chocolate Factory stores, including 151 franchised stores and 41 Company-owned stores operating in 39 states, Canada and Bermuda.

     The Company believes its principal competitive strengths lie in its name recognition; its reputation for the quality, variety and taste of its products; the special ambiance of its stores; its knowledge and experience in applying criteria for selection of new store locations; its expertise in manufacturing, merchandising and marketing of chocolate candy products; and the control and training infrastructures it has implemented to assure consistent customer service and execution of successful practices and techniques at its franchised and Company-owned stores. In addition, the Company believes it derives a competitive strength by manufacturing its own products, through which the Company can better maintain its high product quality standards, offer proprietary products, manage costs, control production and shipment schedules and potentially pursue new or under-utilized distribution channels.

     Rocky Mountain Chocolate Factory stores' distinctive country Victorian decor creates an enjoyable and inviting atmosphere. The average store size is approximately 1,000 square feet. Each store features over 100 types of premium chocolates and more than 15 varieties of fudge, as well as brittles, truffles, caramel apples, chocolate sauces and boxed chocolates. Unlike most other chocolate stores, Rocky Mountain Chocolate Factory stores prepare many products on-site daily with fresh ingredients. Customers can observe store personnel make fudge from start to finish, including the mixing of ingredients in old-fashioned copper kettles and the cooling of the fudge on large marble tables. Brittles, truffles, caramel apples and other items are also prepared in the stores. The Company believes the in-store preparation and aroma of its products enhance the ambiance of its stores, are fun and entertaining for its customers and convey an image of freshness and homemade quality.

     The Company opened its first Rocky Mountain Chocolate Factory store in 1981 and at the end of fiscal 1992 had a total of 72 stores, most of which were franchised. Over the last three years, the Company has more than doubled the total number of stores. The Company's expansion strategy is to balance growth of Company-owned and franchised stores by increasing its emphasis on Company-owned store expansion. Company-owned stores have certain advantages to the Company over franchised stores, including a greater potential economic return to the Company. In the fiscal year ending February 29, 1996, the Company expects to open between 25 and 30 new franchised stores and at least 17 new Company-owned stores.

     The Company's site selection strategy is to locate its stores in tourist areas and shopping environments, such as factory outlet and regional malls, with a high level of foot traffic. A variety of additional factors are analyzed in the site selection process, including tenant mix, visibility, attractiveness, accessibility and occupancy costs.

     The Company has developed a new store concept and has recently opened a prototype store to test the concept. The Company believes the new concept may allow it to further expand its presence in its existing market environments, particularly regional malls. The new store concept will operate under a different name and offer a different line of candies than the Company's existing concept.

     The Company was founded in 1981 and was incorporated as a Colorado corporation in 1982. The Company's principal executive offices are located at 265 Turner Drive, Durango, Colorado 81301, and its telephone number is (970) 259-0554.

                              SELLING STOCKHOLDERS

     The following persons may offer and sell pursuant to this Prospectus the number of Shares set forth opposite their names below, all of which shares are purchasable by such persons pursuant to currently exercisable options previously granted to them under the Company's 1985 Incentive Stock Option Plan (the "Plan"), except as otherwise indicated below.


          NAME OF SELLING STOCKHOLDER                  NUMBER OF SHARES
          ---------------------------                  ----------------

     Clifton W. Folsom                                           36,000

     Jay B. Haws                                                 36,000

     Donna Martin                                                10,000

     Ralph L. Nafziger                                           36,000

     Lawrence C. Rezentes                                        28,000


     The shares that may be offered and sold by Mr. Folsom, as indicated above, include 13,000 outstanding shares of Common Stock previously purchased by him pursuant to the exercise of an option granted under the Plan. In addition to the shares of Common Stock set forth opposite his name above, Mr. Folsom owns 5,766 shares of Common Stock not covered by this Prospectus. In addition to the shares set forth opposite her name above, Ms. Martin owns 25 shares of Common Stock not covered by this Prospectus. Other than Mr. Folsom and Ms. Martin, none of the Selling Stockholders owns any shares of Common Stock other than those purchasable pursuant to options under the Plan, in the amounts indicated above.

     Mr. Nafziger has been Vice President-Manufacturing and a director of the Company since 1990. Mr. Folsom has been Vice President-Franchise Support of the Company since 1989. Mr. Haws has been Vice President-Marketing of the Company since 1991. Ms. Martin has been Controller of the Company since 1989. Mr. Rezentes has been Vice President-Finance of the Company since 1990.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders may sell the Shares from time to time in transactions on the open market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

     Sales of the Shares may be made pursuant to this Prospectus through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from the purchasers of the Shares for whom such broker-dealers may act as agent, or both, which compensation as to any broker-dealer may be in excess of customary commissions. The Shares also may be sold through broker-dealers or others, as pledgees, for the account of a Selling Stockholder following a foreclosure on indebtedness secured by a pledge of any of the Shares. The Selling Stockholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by them on the resale of the Shares as principals may be deemed to be underwriting commissions within the meaning of the Securities Act.

     The Selling Stockholders may sell all or part of the Shares owned by them from time to time, and no period of time has been specified within which offers and sales of the Shares must be made. In addition, any of the Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company will not receive any of the proceeds of any sales of the Shares by the Selling Stockholders. The Company will pay all expenses of registering the offering of the Shares under the Securities Act. All other expenses incurred in connection with the offering or sale of the Shares, including any fees or commissions payable to broker-dealers or other persons and any transfer taxes, will be borne by the Selling Stockholders.

                                     EXPERTS

     The financial statements of the Company at February 28, 1994 and 1995, and for each of the years in the three-year period ended February 28, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in auditing and accounting.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH ANY OFFERING MADE HEREBY OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. BROKERS OR DEALERS SHOULD ASCERTAIN THE EXISTENCE OF AN EXEMPTION FROM REGISTRATION OR SHOULD EFFECTUATE SUCH REGISTRATION IN CONNECTION WITH THE OFFER AND SALE OF THE SHARES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.



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                                TABLE OF CONTENTS


Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Documents by Reference. . . . . . . . . . . . . . . . . . . . 2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

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                                 146,000 SHARES

                                      [LOGO]

                                 ROCKY MOUNTAIN
                             CHOCOLATE FACTORY, INC.


                                  COMMON STOCK


                         ______________________________

                               P R O S P E C T U S
                         ______________________________





                                 January 5, 1996

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